Filed Pursuant to Rule 433

Registration No. 333-223142-04

Free Writing Prospectus Dated September 28, 2020

Final Term Sheet

PPL ELECTRIC UTILITIES CORPORATION

$250,000,000

FIRST MORTGAGE BONDS, FLOATING RATE SERIES DUE 2023

Issuer:	PPL Electric Utilities Corporation

Title:	First Mortgage Bonds, Floating Rate Series due 2023

Issuance Format:	SEC Registered

Principal Amount:	$250,000,000

Trade Date:	September 28, 2020

Settlement Date:	October 1, 2020 (T+3)

Stated Maturity Date:	September 28, 2023

Interest Payment Dates:	March 28, June 28, September 28 and December 28 of each year, beginning on December 28, 2020

Annual Interest Rate:	Floating Rate – reset quarterly based on the three-month LIBOR plus 25 basis points (0.25%)

Price to Public:	100% of the principal amount

Optional Redemption:	At any time on or after September 28, 2021, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to, but excluding, such redemption date.

CUSIP / ISIN:	69351U AX1 / US69351UAX19

Joint Book-Running Managers:	BMO Capital Markets Corp. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Expected Ratings:*	A1 (Stable) by Moody’s Investor Service, Inc. A (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at 1-866-864-7760, RBC Capital Markets, LLC at 1-866-375–6829 or Wells Fargo Securities, LLC at 1-800-645-3751.